UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, April 10, 2007

Mr. Alberto Etchegaray de la Cerda

Superintendent of Securities and Insurance

Present

Re: Material Fact

To whom it may concern:

In compliance with current regulations, and specifically Circular N°660 of the Superintendence of Securities and Insurance, I inform you of the material fact that at the Ordinary Shareholders’ Meeting of Lan Airlines, S.A., held on April 5, 2007, the shareholders authorized the distribution of a definitive dividend of US$0.16638 per share out of profits for the 2006 fiscal year, which will be paid beginning on April 25, 2007 to all registered shareholders on the fifth business day before the aforementioned date.

Sincerely,

/s/ José Miguel Bambach Salvatore

José Miguel Bambach Salvatore

General Counsel

Lan Airlines S.A.

cc.	Bolsa de Comercio de Santiago Bolsa de Comercio de Valparaíso Bolsa Electrónica de Chile

Circular N°660

Form Circular N°1

Distribution of Dividend

0.01	Original Information: Yes	0.02 Date Sent: 4 / 10 / 2007

1.	Identification of the Company and the Event

1.01	RUT: 89.862.200-2	1.02 Date original form sent: 4 / 10 / 2007

1.03	Name of the Company: Lan Airlines S. A.

1.04	Registration Number: 0306	1.05 Series: ONLY

1.06	Exchange Code: LAN	1.07 Identification of the Event: N° 32

2.	Agreement and amount of the dividend

2.01	Date of agreement: 04 / 05 / 2007

2.02	Agreement adopted by: (1)

2.03	Amount of Dividend: 53.059.893,33	2.04 Currency: US$

3. Shares and Shareholders with rights

3.01	Number of Shares: 318.909.090.-	3.02 Deadline: 4/19/07

4.	Characteristics of the Dividend

4.01	Type of Dividend: (3)

4.02	Close of fiscal year: 12 / 31 / 06

4.03	Form of payment: (1)

5. Payment of dividend with cash

5.01	Payment in cash: 0,16638 per share.	5.02 Currency: US$

5.03	Date of Payment: 4 / 25 / 2007

6. Optional Distribution of Dividend in shares

(omitted as not applicable)

7. Observations

- The exchange rate to be use is that in N 6 of Chapter I of the Compendium of International Exchange Rate Norms (Observed Dollar), published in the Official Gazette on April 23, 2007.

- The dividend will be paid at the offices on Huérfanos Street N° 770, 22nd Floor, Santiago, from Monday to Friday, from 10:00am to 2:00pm.

- The publication referred to under Article 104 of Regulation of Law No 18.046 shall be made on the newspaper La Tercera, which has been designated as the appropriate publication for notices for shareholders’ meetings, on April 16, 2007.

Declaration: “The information contained on this form is the truthful, for that reason I assume the corresponding legal responsibility.”

José Miguel Bambach Salvatore

General Counsel

Lan Airlines S. A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2007

Lan Airlines S.A.
/s/ José Miguel Bambach Salvatore By: José Miguel Bambach Salvatore General Counsel